UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 5, 2026

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓    Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated May 5, 2026 entitled ‘Vodafone to take full ownership of VodafoneThree’

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

5 MAY 2026

Vodafone to take full ownership of VodafoneThree

Vodafone Group Plc (“Vodafone”) has reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited (“CKHGT”) from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares (the “Transaction”). Following completion of the Transaction, Vodafone will become the sole owner of VodafoneThree, the UK’s largest mobile operator and one of the fastest growing broadband providers.

Since the merger of Vodafone UK and Three UK last year, significant progress has been made in integrating the two businesses. This has led to considerable improvements in network quality, which have been delivered ahead of schedule, as we look to build the UK’s best 5G network. Consumers and businesses up and down the country are already benefiting from greater coverage, speeds and reliability.

Alongside these network upgrades, we have also seen a significant improvement in overall customer experience and loyalty across all of our brands. Most notably, Three has seen a significant improvement in customer retention, and we are already successfully cross selling a broad range of products, including home broadband and Fixed Wireless Access, to the largest UK mobile base.

This strong start to the integration means we are now even more confident on delivering our plans to create one of Europe’s leading telecoms networks, which include expecting to realise £700 million annual cost and capital expenditure synergies by FY30. We believe now is the right time to take full ownership of VodafoneThree, enabling us to move at an even faster pace to transform the UK’s digital infrastructure and realise value for our shareholders.

Margherita Della Valle, Chief Executive of Vodafone Group, said: “A year on from the merger, the team has made remarkable progress, as we maximise the full potential of VodafoneThree and capture the significant synergies.

I’m delighted that we will now have full ownership of VodafoneThree as we roll out one of Europe’s most advanced 5G networks, provide the UK’s best customer experience and drive long-term value for our shareholders.”

Max Taylor will continue in his role as Chief Executive Officer of VodafoneThree, supported by the existing VodafoneThree leadership team. There will be no change to VodafoneThree’s multi-brand strategy, ensuring continuity for customers across all brands.

Completion is subject to the receipt of approvals under the UK National Security and Investment Act, associated with Vodafone moving to 100% ownership, and the Transaction is expected to complete in the second half of 2026.

Further details of the Transaction

On 14 June 2023, Vodafone announced that it had agreed a merger of Vodafone UK and Three UK (the “Merger”). The Merger subsequently completed on 31 May 2025, as a result of which VodafoneThree is currently 51% owned by Vodafone and 49% by CKHGT. The terms of the Merger are set out in the announcements made by Vodafone on 14 June 2023, 30 September 2024 and 9 December 2024.

Vodafone will fund VodafoneThree’s cancellation of CKHGT’s shares in VodafoneThree with £4.3 billion in cash and the Transaction is expected to increase Vodafone Group’s pro forma net debt to Adjusted EBITDAaL by 0.4x. At completion of the merger, CKHGT contributed its business with £1.7 billion of debt and Vodafone contributed its business with £4.3 billion of debt. Since completion of the merger the parties have contributed £0.8 billion of equity and as at 31 March 2026, net debt was £5.08 billion. The Transaction implies an enterprise value for VodafoneThree of £13.85 billion. Vodafone plans to fund the Transaction from existing cash resources.

By virtue of CKHGT’s 49% shareholding in VodafoneThree and Vodafone’s 51% holding in VodafoneThree, the transaction constitutes a Related Party Transaction (the “Related Party Transaction”) for the purposes of the UK Listing Rules. The Board of Directors of Vodafone consider, having been so advised by Morgan Stanley & Co. International plc (“Morgan Stanley”), acting in its capacity as sponsor to Vodafone in relation to the Related Party Transaction, that the terms of the Related Party Transaction are fair and reasonable insofar as Vodafone security holders are concerned. In providing its advice, Morgan Stanley has taken into account the commercial assessments of the Board of Directors of Vodafone.

VodafoneThree financials

£ billion
Consensus EBITDAaL (for the 12 months period to 31 March 2027)	1.81
Annual cost & capex synergies (by FY30)	0.70
Enterprise value	13.85
Net debt	5.08
Equity value	8.78

(based on €:£ exchange rate of 0.87)

Later in the year, we plan to host an investor briefing in the UK, which will provide greater detail on VodafoneThree, its priorities and future growth ambitions.

<ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk
Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Disclaimer

Morgan Stanley is acting exclusively for Vodafone Group Plc and no one else in connection with this matter and will not regard any other person as its client, nor will it nor any of its affiliates, directors, employees or agents be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement or any transaction referred to herein.

Notes

1.	The financial results for VodafoneThree are already fully consolidated in Vodafone Group’s accounts.

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 230 million connections globally, and we provide financial services to around 94 million customers across seven African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 5, 2026	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary